

Odyssey™
Science

"Science, not Science Fiction"

Forward looking statements

"THIS DOCUMENT INCLUDES FORWARD-LOOKING STATEMENTS. THE COMPANY BASED THESE FORWARD-LOOKING STATEMENTS ON ITS CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE IDENTIFIED BY WORDS SUCH AS "BELIEVE," "EXPECT," "INTEND," "PLAN," "WILL," "MAY," "SEEK," "TARGET," "ESTIMATE," "CONTINUE" AND OTHER SIMILAR EXPRESSIONS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS."

Odyssey Overview

- No innovation in manufacturing focused on preserving product efficacy and stability

- Only beauty and wellness brand with patent-pending ESP technology and proprietary manufacturing expertise to preserve efficacy and stability

- Green technology alternative to the use of harmful preservatives and wasteful, shortened topical product shelf lives

- Topical product waste estimated at $300B

- Odyssey is the "Apeel" of topical products



"Food has a lot of problems like skincare, you need to protect it from oxygen and light, and keep it fresh."   Beauty Matter, April 2019

CONFIDENTIAL

Product Efficacy **IS** a Significant Problem

- Competitors use manufacturing processes that **ARE** exposed to oxygen and light

- Competitors must add preservatives and additional ingredients to attempt to maintain efficacy and stability

- > 80% of all common active ingredients in anti-aging skincare products WILL degrade with exposure to oxygen and light

  - Examples: Antioxidants, Vitamin C&E, Retinol, Resveratrol, Peptides, common brightener ingredients

- Product degradation results in inconsistent, ineffective performance, essentially product waste



Packaging **ALSO** causes Product Degradation



Source: Allure magazine, Aug. 2015

"The world of skin-care packaging is a little like online dating: A pretty appearance can draw you in, but that doesn't mean it's going to last. Some packages make products expire faster than you'd think."

Competitor offerings of creams, serums, gels, lotions, and oils are packaged in jars, airless pumps that really aren't, tubes, transparent glass, plastic bottles or medicine droppers that do **NOT** protect product ingredients and are **NOT** sustainable.

Our Solution



- Our products are manufactured in an oxygen and light free environment, the **BEST** way to ensure maximum efficacy

- Formulations alone **CANNOT** protect against product degradation

- Our custom built formulation and filling line is fully sealed allowing no light or oxygen to enter

- Our products are perpetually sealed in **SUSTAINABLE** packaging that is air tight, free of light, and **ALWAYS SAFE**, **CONTAMINATION AND GERM FREE**

- Odyssey is leading the sustainability effort by eliminating plastic waste and unrecycled glass (70% of total glass)

Preservation Study (Measures Efficacy)

- Comparison of our technology containing retinol vs. the average of 10 competing retinol products

- Over 6 week period, the preservation rate for competitive products was on average 67%

- Over the same period, the preservation rate for our technology was 94.5%, almost a 30% improvement

- We have improved our technology preservation rates to now approaching 100%



% Retinol Preservation 6 weeks

Technology / Product Benefits

- Maximum product efficacy and stability achieved by our manufacturing technology

- Longer product shelf life

- Less ingredients required to maintain efficacy and stability. **LESS IS ALWAYS BEST**

- Innovative ingredient combinations that legacy manufacturing processes cannot achieve

- **ALWAYS SAFE, CONTAMINATION AND GERM FREE**

- Micro bubble structure for even application and absorption



IP and Competitive Advantages

- Patent pending ESP manufacturing technology

- Custom-built formulation tanks and filling equipment secures manufacturing trade secrets

- Exclusive manufacturer provides strong competitive advantages (based in MA)

  - FDA registered, inspected Manufacturing and Laboratory area

  - Faster development, commercialization cycles

  - Always "first" in production line

  - Flexibility for smaller inventory runs vs. large MOQs, reducing inventory working capital needs

  - Technology protected from being knocked off





Our Novel Products are …

- **ALWAYS SAFE, CONTAMINATION AND GERM FREE**
- Sustainably packaged
- No harmful propellants, no green house gases used
- Made with rigorous pharmaceutical processes and FDA protocols
- Ingredient transparent
- Paraben and cruelty free
- Non-comedogenic
- Gluten free
- Fast absorbing, Scent satisfying
- Made in the USA



Product Pipeline (initial)

Time	Product	Key Benefits
Launched	CBD Dermal Hydrator	Supreme hydration and moisturizing
Q4 '20 - Q1 '21	Mousse Dermal Hydrator	Supreme hydration and moisturizing
	Cream Dermal Hydrator	Supreme hydration and moisturizing
	Retinol Facial	Anti-aging
	Non-hydroquinone / Non Arbutin Skin Brightener	Fades dark spots, uneven skin tones
	CBD & Copper Chlorophyllin	Anti-aging
	Vitamin C, E & Ferulic Acid	anti-oxidant combination
	Glycolic Acid Night	A staple of any relevant skincare regimen
Other 2021	Body Plus SPF	Sunblock and sun damage
	Home administered Peel	Reduce fine lines, wrinkles, scaring
	Lavender and Melatonin balm	For relaxation
	Eye Product	Crow's feet, puffiness, dark spots
	Acne Product	Skin conditions
Future	Products addressing skin conditions	Psoriasis, eczema, acne, inflammation, dry skin

- Products available in cream and mousse. We have created a new skin care category we call "Transdermal Mousse", a highly differentiated delivery of topical products.

- Formulations for Non-CBD Products also available for CBD products

Significant Market opportunity

- Addressable Beauty and wellness markets exceeding $400B
- Global skincare $130B, forecasted at $179B by 2022, cagr 4.7%
    - "The global beauty market is fragmenting, with the top 20 brands steadily losing market share to start ups." Credit Suisse
- CBD Hemp market forecasted at $47B by 2025, cagr 21%
- Men's personal care expected to reach $166B by 2022
- Growth of Sexual Wellness Category exceeding $500M
- Increased consumer interest and focus on **PRODUCT EFFICACY**

"It's not just makeup and face creams that require special handling: health and wellness has become a central feature of our beauty routine. Our medicine cabinets are overflowing with supplements, vitamins, probiotics, and medication that **can lose efficacy if not stored correctly**." Beauty Matters, march 2020

Go to Market Strategy

- DTC – Website and Amazon
  - Beauty, Health, Personal Care 10% of total Amazon sales or $20B in 2019
  - Health and beauty 3rd fastest growing category
  - 63% of shoppers start their online searches there
- Retail
  - Specialty retail including dispensaries
  - Military bases
  - Select / Regional Physician Offices
- International distribution
- Future sales channel opportunities
  - Tele-Health / Online Pharmacy Partnership
  - QVC / HSN
  - MLM







Competition

- Competitors use legacy manufacturing processes
  - Reduced product efficacy, stability, and performance
  - Preservatives, additional ingredients required to try and maintain efficacy and stability
  - L'Oréal recent recall due to **MOLD**
- Clean, natural products lack defined standards, poor ingredient transparency, unproven claims
  - Survey - 50% of brands **UNTRUSTWORTHY**
- Botanical ingredients shown to cause skin allergies, irritation including causing dermatitis
- Mini-refrigerators, insulated bags offered to protect product efficacy – unnecessary cost





Accomplished Team

>90 years of experience in CPG and waste industries



Robert Munroe, CEO, Co-Founder

Over 20 years of experience in the pharmaceutical testing industry. Co-Founder of Founders Science Group, a testing and contract mfg. company. In previous positions, Robert has directed the activities of Quality Control and Research and Development groups and has been involved in handling FDA site audits and client sponsored audits of quality operations.



Dr. Ron Gurge, Chief Product Officer, Co-Founder

Over 20 years of developing pharmaceutical and cosmetic products, several of which have become the largest names in their respective categories. Co-founder of Founders Science Group, a testing and contract mfg. Ron's experience includes the development of Antiperspirants / Deodorants, Shaving Preparations, Tooth Whiteners, Cosmetics and prescription products for Dry Skin, Acne and Atopic Dermatitis.



Michael Brower, COO/CFO, Co-Founder

Over 30 years of experience in diverse consumer product markets including beauty. Executive roles with MDRejuvena, Senté, Odyssey Golf, Orange 21 (Spy Optics), Gunnar Optiks, KPMG. Successful exits with Odyssey Golf (# 1 global brand sold to Callaway), Led IPO with Spy Optics/Orange 21 (oversubscribed). Director and Treasurer, SD Sport Innovators, Executive Chairman Bill Walton, NBA HOF.



Walter Larsen, Vice President & General Manager, Co-Founder, Director

Walter has 24 years of experience in the waste management industries with Browning-Ferris Industries, Allied Waste, FCR Recycling, and Casella Waste Systems. Most recently he served as General Manager for several advanced recycling facilities with revenues exceeding $120M. Prior to that he was a Director of Facilities Management. Co-founder of Founders Science Group. Walter started his career serving our country in the US Navy.

Exclusive Development Team (based in MA)

- \> 35 years of experience in pharma and OTC beauty and personal care products
- Strong science-based formulation experience
- Experience with CBD drugs, dietary aids, and skincare
- Successful product track record
  - Multiple patents awarded
  - Created several category leaders
  - Antiperspirants/ Deodorants, shaving preparations, tooth whiteners, cosmetics
  - Prescription based products including products for dry skin, acne, and atopic dermatitis



Strategic Business Partners

Amazon Partner

- Currently represent brands selling over $300M annually
- Brands include Brandables, Ju Ju Be, Coola, NuFace, Rip Curl
- Access to Amazon search data to identify new product development opportunities



Retail Distribution Partner

- Ex-executives from major billion dollar brands
- Worked with brands like North Face, Oakley, and Yeti



Financial projections



	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5
Revenue	$1,577,950	$6,944,215	$15,000,690	$31,590,540	$54,663,570
EBITDA	$(1,279,898)	$938,047	$2,539,405	$7,198,418	$13,736,872

DTC / Online - ASP $80 - $150, avg. GM >70%

Retail - avg. GM 50%

International distribution – avg. GM 50%

Outsourced distribution and fulfillment

Note: Forecast assumes we are able to achieve our $3M capital raise inclusive of WeFunder

Investment Opportunity

- Seeking a raise of $50K - $107K through WeFunder
  - Allows us to launch our next products
- Our overall raise target (inclusive of WeFunder) is $3 million
  - Allows us to achieve financial projections presented on pg. 18
- Delaware C Corp., qualified Small Business Stock (IRS sec:1202)
- Use of proceeds
  - Sales and marketing $1.4M
  - Inventory $600K
  - Product development $500K
  - General / Other Working Capital $500K
- Exit through sale to Beauty, Wellness, Cannabis, other consumer brand
- Higher exit value based on industry / technology multiple
  - Beauty multiple 4-8 times revenue;
  - Technology multiple >8 times revenue

Strong interest in Beauty and Wellness Markets

- Beauty M & A volumes are at historical highs, with over $17B in transactions (2018)
- Drunk Elephant sold to Shiseido for $845M
- Tatcha sold to Unilever for $500M
- Elf buys clean beauty brand W3ll People for $27M
- Oars + Alps sold to SC Johnson for $20M
- Sun Bum sold to SC Johnson for $400M
- Majority investment by SC Johnson in Coola
- Glossier raises $100M series D at $1.2B valuation (est. sales $100M)



Odyssey Science is Well Positioned

- We eliminate topical product waste
  - **MAXIMUM PRODUCT EFFICACY AND STABILITY**
- Experienced team
- Patent pending, manufacturing technology, with strong competitive barriers
- Large, growing Beauty and Wellness Markets
- Leader in **SUSTAINABLE** products
- Capital efficient business model



IS ZERO WASTE BEAUTY
THE NEXT BIG TREND?

THANK YOU!

Michael Brower, Co-Founder, COO/CFO
mbrower@odysseyscience.com